UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)
AMCON Distributing Company

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
02341Q106

(CUSIP Number)
Jerry J. Burgdoerfer, Esq.
Jenner & Block LLP, 330 N. Wabash, Chicago, IL 60611
(312) 222-9350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 20, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Draupnir, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.

1	NAMES OF REPORTING PERSONS Draupnir Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.

1	NAMES OF REPORTING PERSONS Jeremy W. Hobbs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,534 [1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,534 [1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,534

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 As described in Item 5 below, includes 1,628 shares of Common Stock of AMCON Distributing Company held individually by Jeremy W. Hobbs and 1,906 shares of Common Stock of AMCON Distributing Company held by the Draupnir Trust. In addition, Jeremy W. Hobbs may be deemed to be the beneficial owner of 37,849 shares of Common Stock of AMCON Distributing Company held by Lifeboat Foundation, of which Jeremy W. Hobbs is a director. Any such beneficial ownership is expressly disclaimed.
2 The percentage reported in row 13 is calculated based upon 570,397 shares of Common Stock of AMCON Distributing Company issued and outstanding, as of July 13, 2009.

Item 1. Security and Issuer.
This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and restates the Amendment No. 3 to Schedule 13D filed on March 2, 2009 and reports the sale of 80,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Stock”), of AMCON Distributing Company, a Delaware corporation (“AMCON”). The Series A Stock is convertible into shares of the AMCON common stock, par value $0.01 per share (the “Common Stock”) at a conversion price of $30.31 per share, subject to customary anti-dilution adjustments. AMCON’s principal offices are located at 7405 Irvington Road, Omaha, NE 68122.

Item 2.	Identity and Background.
This Amendment No. 4 is being filed by Draupnir, LLC, a Delaware limited liability company (“Draupnir”), Draupnir Capital, LLC, a Delaware limited liability company and wholly owned subsidiary of Draupnir (“Draupnir Capital”) and Jeremy W. Hobbs (“Mr. Hobbs”), the Chief Executive Officer and voting equity member of Draupnir (each a “Reporting Person” and collectively, the “Reporting Persons”).1 The principal business of Draupnir and Draupnir Capital is investments. The principal occupation for Mr. Hobbs is that of the Chief Executive Officer and voting equity member of Draupnir. The business address and the address where the principal occupation of Mr. Hobbs is conducted is 515 North State Street, Suite 2650, Chicago, IL 60654. Mr. Hobbs is a citizen of the United States of America.
During the last five years, none of the Reporting Persons has either: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Not applicable.

Item 4.	Purpose of Transaction.
Pursuant to a Stock Purchase Agreement dated as of July 20, 2009 (as described in Item 5(c) below), Draupnir and Draupnir Capital sold 80,000 shares of Series A Stock to Christopher H. Atayan (“Mr. Atayan”), a consultant to Draupnir and the Chief Executive Officer and director of AMCON. The Reporting Persons continue to hold the other shares in AMCON reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional shares in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares on the open market or in private transactions.
Mr. Hobbs is currently a member of the Board of Directors of AMCON. In their respective individual capacities as directors and officers of AMCON, Mr. Hobbs and Mr. Atayan will have a certain degree of control over the management and policies of AMCON and may, from time to

[1]	This Amendment No. 4 does not relate to nor report any beneficial ownership for the Estate of Allen D. Petersen, the Draupnir Trust, nor the Lifeboat Foundation, an Illinois not-for-profit corporation.

time, initiate, consider and vote upon plans or proposals relating to those events described below in clauses (a) - (j) of this Item 4.
The Reporting Persons reserve the right to purchase additional shares of the Common Stock or dispose of shares from time to time as conditions appear advantageous for doing so. In addition, Mr. Hobbs also may acquire options or purchase shares of the Common Stock in his capacity as a director of AMCON.
Except as set forth above, none of the Reporting Persons currently has any plans or proposals that relate to or would result in:
(a)	The acquisition by any person of additional securities of AMCON, or the disposition of securities of AMCON;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AMCON or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of AMCON or any of its subsidiaries;

(d)	Any change in the present board of directors or management of AMCON, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of AMCON;

(f)	Any other material change in AMCON’s business or corporate structure;

(g)	Changes in AMCON’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AMCON by any person;

(h)	Causing a class of securities of AMCON to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of AMCON becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
The possible activities of the Reporting Persons are subject to change at any time.

Item 5.	Interest in Securities of the Issuer.
(a)	Except as set forth below, the filing of this Amendment No. 4 shall not be deemed to be an admission that any Reporting Person is the beneficial owner of any securities covered by this Amendment No. 4.

Draupnir is deemed to beneficially own 0% of the outstanding shares of Common Stock based upon the number of shares of Common Stock outstanding (570,397) as of July 13, 2009.

Draupnir Capital is deemed to beneficially own 0% of the outstanding shares of Common Stock based upon the number of shares of Common Stock outstanding (570,397) as of July 13, 2009.

Mr. Hobbs is deemed to beneficially own 0.6% of the outstanding shares of Common Stock based upon the number of shares of Common Stock outstanding (570,397) as of July 13, 2009. Mr. Hobbs is a member of the Board of Directors of AMCON and the Chief Executive Officer and voting equity member of Draupnir. Mr. Hobbs beneficially owns 3,534 shares of Common Stock, 1,628 of which are held individually by Mr. Hobbs and 1,906 of which are held by the Draupnir Trust, over which Mr. Hobbs has the voting and dispositive power as the Advisor. In addition, Mr. Hobbs may be deemed to be the beneficial owner of 37,849 shares of Common Stock held by Lifeboat Foundation, of which Mr. Hobbs is a director. Any such beneficial ownership is expressly disclaimed.

(b)	Draupnir is deemed to have sole voting and dispositive power over 0 shares of Common Stock.

Draupnir Capital is deemed to have sole voting and dispositive power over 0 shares of Common Stock.

Mr. Hobbs is deemed to have sole voting and dispositive power over 3,534 shares of Common Stock, 1,628 of which are held individually by Mr. Hobbs and 1,906 of which are held by the Draupnir Trust.

(c)	Pursuant to a Stock Purchase Agreement dated as of July 20, 2009, Draupnir and Draupnir Capital sold 80,000 shares of Series A Stock to Mr. Atayan for a price of $25.00 per share for a total purchase price of $2,000,000 less the costs of any applicable fees and expenses incurred by Mr. Atayan in obtaining bank financing for the purchase (estimated to be approximately $100,000 as of July 20, 2009).

(d)	No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares in AMCON.

(e)	As of July 20, 2009, Draupnir and Mr. Hobbs ceased to be a beneficial owner of more than five percent of the Common Stock. As of February 27, 2009, Draupnir Capital ceased to be a beneficial owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to a Stock Purchase Agreement dated as of July 20, 2009, Draupnir and Draupnir Capital sold 80,000 shares of Series A Stock to Mr. Atayan for a price of $25.00 per share for a total purchase price of $2,000,000 less the costs of any applicable fees and expenses incurred by Mr. Atayan in obtaining bank financing for the purchase (estimated to be approximately $100,000 as of July 20, 2009).

Item 7.	Material to be filed as Exhibits.
Not Applicable.

SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: July 22, 2009

DRAUPNIR, LLC
By:	/s/ Jeremy W. Hobbs
	Name:	Jeremy W. Hobbs
Its: Chief Executive Officer

DRAUPNIR CAPITAL, LLC
By:	/s/ Jeremy W. Hobbs
	Name:	Jeremy W. Hobbs
Its: Chief Executive Officer

JEREMY W. HOBBS
By:	/s/ Jeremy W. Hobbs
Jeremy W. Hobbs